UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CROWN LNG HOLDINGS LIMITED

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

G268AP109

(CUSIP Number)

July 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Catcha Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,037,855(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,037,855(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,037,855(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Patrick Grove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,037,855(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,037,855(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,037,855(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Luke Elliott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,037,855(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,037,855(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,037,855(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 4. Represents (1) 838,723 ordinary shares, no par value per share (“Ordinary Shares”) of Crown LNG Holdings Limited (the “Issuer”) directly held by Catcha Holdings LLC (“Sponsor”), and (2) 7,199,132 Ordinary Shares issuable pursuant to 7,199,132 warrants, each exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share, that are exercisable within 60 days, held by Sponsor. Patrick Grove and Luke Elliott share voting and investment control over the shares held by Sponsor. Mr. Grove and Mr. Elliott disclaim any beneficial ownership of the securities held by Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Based on 68,979,384 Ordinary Shares outstanding on July 9, 2024 as reported in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2024 and assuming the conversion of 17,346,632 Ordinary Shares issuable upon the exercise of outstanding warrants.

Item 1.

(a) Name of Issuer.

Crown LNG Holdings Limited

(b) Address of Issuer’s Principal Executive Offices.

3rd Floor, 44 Esplanade

St. Helier, Jersey

JE4 9WG

Item 2.

(a) Name of Person Filing.

This Schedule 13G is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Catcha Holdings LLC (the “Sponsor”);

(ii) Patrick Grove; and

(iii) Luke Elliott.

(b) Address of Principal Business Office or, if none, Residence.

The principal business office of each of the Reporting Persons is:

3 Raffles Place, #06-01 Bharat Building, Singapore 048617.

(c) Citizenship.

See responses to Item 4 on each of the cover pages of this Schedule 13G.

(d) Title of Class of Securities.

Ordinary shares, no par value per share.

(e) CUSIP Number.

G268AP109.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4. Ownership.

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of July 9, 2024, the Reporting Persons beneficially own (1) 838,723 Ordinary Shares directly held by Sponsor and (2) 7,199,132 Ordinary Shares issuable pursuant to 7,199,132 warrants, each exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share, that are exercisable within 60 days, held by Sponsor. Such holdings exclude up to 1,550,000 Ordinary Shares that were issued by the Issuer to certain service providers and financing sources (the “Service Providers”) in connection with the Issuer’s business combination (the “Business Combination”) with Catcha Investment Corp. (“Catcha”) completed on July 9, 2024 in exchange for Class A Ordinary Shares of Catcha that were transferred by Sponsor to such Service Providers in consideration for a reduction in transaction expenses payable by the Issuer and Catcha in connection with such Business Combination, as more fully described in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2024 (the “Shell Company Report”).

The percentage of Ordinary Shares beneficially owned is computed on the basis of 68,979,384 Ordinary Shares outstanding as of July 9, 2024, as reported in the Shell Company Report and assuming the conversion of 17,346,632 Ordinary Shares issuable upon the exercise of outstanding warrants.

The Sponsor is the record holder of the securities reported herein. Patrick Grove and Luke Elliott are managing members of the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2024

Catcha Holdings LLC

By:	/s/ Luke Elliott
	Name:	Luke Elliott
	Title:	Manager

Dated: July 16, 2024

By:	/s/ Patrick Grove
Patrick Grove

Dated: July 16, 2024

By:	/s/ Luke Elliott
Luke Elliott

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of July 16, 2024, by and among Catcha Holdings LLC, Patrick Grove, and Luke Elliott.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)